MMEX Resources Corporation

August 22, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	MMEX Resources Corporation (the “Company”)
Request for Withdrawal Pursuant to Rule 477 of Amendment No. 1 to Form S-1 (File No. 333-218958)

Ladies and Gentleman:

On behalf of the Company, we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On August 11, 2017, the Company filed with the SEC via EDGAR Amendment No. 1 to Form S-1 (File No. 333-218958) under form type S-1/A (file number 333-152608 and film number 171025697). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such filing. The Company has refiled such amendment under file number 333-218958 on the date hereof.

No securities have been offered or sold under the withdrawn amendment.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our counsel, Bruce H. Hallett, at 214-922-4120.

Sincerely,

/s/ JACK W. HANKS
Jack W. Hanks, CEO